Exhibit 99.3

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	Name of company ROYAL & SUN ALLIANCE INSURANCE GROUP PLC	2.	Name of director MR ANDREW KENNETH HASTE

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest N/A	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) N/A

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) N/A	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary GRANT OF EXECUTIVE SHARE OPTIONS

7.	Number of shares/amount of stock acquired N/A	8.	Percentage of issued class N/A	9.	Number of shares/amount of stock disposed N/A	10.	Percentage of issued class N/A

11.	Class of security N/A	12.	Price per share N/A	13.	Date of transaction N/A	14.	Date company informed N/A

15.	Total holding following this notification N/A	16.	Total percentage holding of issued class following this notification N/A

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant 18 NOVEMBER 2004	18.	Period during which or date on which options exercisable 18 NOVEMBER 2007 TO 17 NOVEMBER 2014

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved: class, number 921,052 ORDINARY SHARES OF 27.5p EACH

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise £0.76	22.	Total number of shares or debentures over which options held following this notification 5,929,311 ORDINARY SHARES OF 27.5p EACH

23.	Any additional information	24.	Name of contact and telephone number for queries GILL ROBERTS 020 7111 7032

25.	Name and signature of authorised company official responsible for making this notification JACKIE FOX, DEPUTY GROUP COMPANY SECRETARY

Date of notification: 22 NOVEMBER 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	Name of company ROYAL & SUN ALLIANCE INSURANCE GROUP PLC	2.	Name of director MR MARK GEORGE CULMER

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest N/A	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) N/A

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) DIRECTOR NAMED IN 2 ABOVE	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary GRANT OF EXECUTIVE SHARE OPTIONS

7.	Number of shares/amount of stock acquired N/A	8.	Percentage of issued class N/A	9.	Number of shares/amount of stock disposed N/A	10.	Percentage of issued class N/A

11.	Class of security N/A	12.	Price per share N/A	13.	Date of transaction N/A	14.	Date company informed N/A

15.	Total holding following this notification N/A	16.	Total percentage holding of issued class following this notification N/A

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant 18 NOVEMBER 2004	18.	Period during which or date on which options exercisable 18 NOVEMBER 2007 TO 17 NOVEMBER 2014

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved: class, number 500,000 ORDINARY SHARES OF 27.5p EACH

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise £0.76	22.	Total number of shares or debentures over which options held following this notification 981,012 EXECUTIVE SHARE OPTIONS

23.	Any additional information	24.	Name of contact and telephone number for queries GILL ROBERTS 020 7111 7032

25.	Name and signature of authorised company official responsible for making this notification JACKIE FOX, DEPUTY GROUP COMPANY SECRETARY

Date of notification: 22 NOVEMBER 2004